Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: October 13, 2021

TechCheck – Interview with Carl Quintanilla and Julia Boorstin

CNBC

October 13, 2021

Carl Quintanilla: Oakland A’s executive Billy Beane is known for finding value in baseball, but can he do the same in the market? Beane’s SPAC RedBall Acquisition Corp announcing today it will take SeatGeek public, valuing the company north of a billion dollars. Joining us today SeatGeek’s Co-Founder Jack Groetzinger is here. Jack, welcome back great to see you again.

Jack Groetzinger: Thanks for having me.

Carl Quintanilla: We know about Billy’s adherence to data and following the data wherever it leads, what does it say about the prospect for live events and how the way in which technology plays into that business model?

Jack Groetzinger: Yeah you know we’ve been surprised by just how quickly the live entertainment market is coming back post covid, and particularly when you look forward to 2022, next year, it’s going to be just a blockbuster year for live entertainment. There’s a ton of pent up supply and demand. We SeatGeek came into the pandemic growing at about 70% annually, had been for a while and have continued to gain share over the course of the last 18 months. So you combine that with the market itself growing and sort of natural tailwinds we have to our business and I think we’ll be able to grow something very, very valuable.

Carl Quintanilla: What do you say to investors who are like “yeah, we get it that you’re making up for lost time as the pandemic took live events—I mean there was a time when we wondered whether we’d go to a live event again—but where is structural growth beyond making up for the dislocation? Is it new categories or just new sheer volume of events, or higher prices?

Jack Groetzinger: Stepping back, we started SeatGeek because on one hand I believe live events are these incredible, magical, life-affirming experiences and yet historically the process of buying tickets and actually going to them has been really painful, like dealing with your cable company. So SeatGeek ultimately solves that, we make it incredibly simple so fans can ultimately do more stuff, do that spontaneously. We have a feature called Swaps that allows fans to return tickets so that if they’re worried about something getting rescheduled they can return tickets back to SeatGeek. And importantly we are also vertically integrated back to many venues and major teams across the U.S. and abroad, such that we’re providing software to teams and venues that allow them to run their businesses. And that vertical integration is very important integration is very important ... I’m sorry go ahead

Julia Boorstin: Yeah no Jack it’s just that the ticketing industry has been notoriously complicated by the fact that ticketmaster is a giant, it has exclusive arrangements with a number of these large venues, if not the vast majority of them, and then you also have other players such as Stubhub. How do you see all of this playing into the competitive landscape, and where do you hope to gain marketshare?

Jack Groetzinger: Yeah this is what I was just talking about, where Ticketmaster has had those relationships historically. We’re very focused on building the best technology possible and over the past few years we’ve seen many major venues switch to SeatGeek. We’re honored to be working with the Dallas Cowboys, the Brooklyn Nets, the Cleveland Cavs, New Orleans Saints, many other major venues and teams. They’re making that choice because they see that SeatGeek software is incredibly powerful, because it makes their fans much happier and allows them to run their business better. So it’s a case of providing the best technology on earth, and teams and venues switching and making choices as a result.

Julia Boorstin: And do you think there’s more upside for you in converting more venues from Ticketmaster to your platform or is it in the secondary market which there’s always a lot of action, you know, in when it comes to ticketing?

Jack Groetzinger: We’re not focused on converting from a specific competitor, but we are absolutely focused on signing many more enterprise clients. We’ve had tremendous growth in that over the last few years. We signed a few more major ones during covid, and that’s absolutely something we plan to do over the next few years. It’s going to be further accelerated by this transaction and by bringing RedBird into the fold. RedBird is a firm that has a long track record in sports and entertainment, work with a bunch of teams, and they are going to only help us accelerate that.

Carl Quintanilla: Finally, Jack, would you say music or sports is going to be the more high-powered growth category?

Jack Groetzinger: I think what you will see is sports recover more quickly this year than music, and that’s just because it takes longer to plan a tour. Music is going to have a bonanza next year. We’ve already talked to many of our venues and promoters who are saying they’ve already seen historical records double for 2022, and obviously we’re not even there yet. There’s a ton of artists that have been waiting to tour, they rely on touring for their income and just haven’t been able to, so I think you’ll see both categories do really, really well. Sports is already far along in that recovery and music is in for a really big rocket ship over the next year.

Carl Quintanilla: We can’t wait for that part.

Jack Groetzinger: Me either

Carl Quintanilla: Congratulations I’m sure we’ll talk again as this process moves forward, but good to have you with us. Thanks

Jack Groetzinger: Appreciate it guys, thank you.

**

Important Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed business combination”) between RedBall Acquisition Corp. (“RedBall”) and SeatGeek, Inc. (“SeatGeek”), RedBall intends to file a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those factors discussed in RedBall’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2020 under the heading “Risk Factors,” and other documents RedBall has filed, or will file, with the SEC, including a registration statement on Form S-4 in connection with the business combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.